November 6, 2019
BY EMAIL

Richard Horowitz, Esq.
Dechert LLP
Three Bryant Park
1095 Avenue of the Americas
New York, NY 10036-6797

       Re:    Conversus StepStone Private Markets
              Registration Statement on Form N-2
              Filing No.: 811-23480


Dear Mr. Horowitz:

     The staff has reviewed the above-referenced initial registration statement, which the
Commission received on October 4, 2019. Based on our review, we have the following comments. Capitalized terms have the same meaning as defined in the registration statement.

1. General Comments

   a. We note that, at the discretion of the Board of Trustees, the Advisers intend to make the
      Shares available for secondary transfers on a periodic basis through an auction conducted via The Nasdaq Private Market, LLC. We also note that the registration statement discloses that in the event that the Board of Trustees elects to make the Shares available to be sold in the Nasdaq Private Market Auction Process, the Board of Trustees and the
      Advisers will comply with applicable restrictions as required by federal securities laws, rules, and regulations, and an exemptive order received by the Nasdaq Private Market from the Securities and Exchange Commission that grants a limited exemption from Rule
      102 of Regulation M.

       Please confirm that the Fund will launch as a tender offer fund and engage in a "testing the waters" transition period as described in the exemptive order received by the Nasdaq
       Private Market. If the tender offer fund transitions to an auction fund, supplementally explain which exception or exemption from Regulation M the Fund will rely upon to repurchase shares on an annual basis after the expiration of the two year testing the waters period.
 Richard Horowitz, Esq.
Dechert LLP
November 6, 2019
Page 2 of 6


   b. Please represent to the staff that the Fund reasonably believes that its assets will provide adequate cover to allow the Fund to satisfy all of its unfunded investment commitments and provide a general explanation as to how the Fund will provide such cover.

   c. Several pages of the registration statement contain blanks for missing disclosure, such as the fee table. Please insure that all missing information is included in a pre-effective amendment responding to these comments.

   d. Please add disclosure to the prospectus summary and the Fund structure section on page
      14 explaining that the Fund has submitted exemptive applications to the staff in connection with this registration statement. Address the purpose of the applications and expected timing of applicable orders.

   e. Please confirm in correspondence that the Fund will follow the requirements for restricted securities and include cost and acquisition date in the financial statements.

2. Cover Page

Please add the following bullets to the cover page of the prospectus:

   a. The Fund's shares will not be immediately listed on an exchange and it may take time for a secondary market to develop, if at all. Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified timeframe.

   b. The amount of distributions that the Fund may pay, if any, is uncertain.

   c. The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund's performance, such as borrowings.

   d. An investor will pay a sales load of up to 3.5%. If you pay maximum 3.5% for sales load, you must experience a total return on your net investment of 3.63% in order to recover these expenses.

3. Summary of Prospectus

   a. Beginning on page eight of the summary, the Fund summarizes the repurchase of Fund
      Shares. Please add disclosure to the summary differentiating the Fund's quarterly share repurchase program from the limited tender offer repurchase program. Include a discussion about whether both programs could operate simultaneously.

   b. Footnote two to the fee table (p. 11) states that the Fund charges an early repurchase fee for certain repurchases of an Investor's Shares. Please add disclosure concerning this fee to the Q&As in the Summary of Prospectus section. Please also confirm that no fees are
 Richard Horowitz, Esq.
Dechert LLP
November 6, 2019
Page 3 of 6


      to be charged to shareholders in connection with the repurchase of their shares by the
      Fund other than the early repurchase fee.

4. Related Performance Information

      It appears that the fund is relying on the Nicholas-Applegate Mutual Funds No-Action
      Letter to include related performance, both in the Q&A section in the prospectus summary section and in Appendix A to the registration statement. The Nicholas- Applegate letter permits a fund's adviser to include in its prospectus
      performance information of accounts that were managed by the fund's adviser with
      "substantially similar investment objectives, policies and investment strategies." The related performance data corresponds to the Sub-Adviser's returns on Private Market
      Assets across private equity, private debt, and infrastructure and real assets. The Fund, however, will combine features of a private investments fund investing in Private Market
      Assets with that of a registered closed-end fund and will be managed as a dynamic asset allocation fund. Given that that the accounts presented in the related performance information are not substantially similar in investment objectives, policies and investment strategies, please remove the prior performance information from the prospectus summary and appendix.

5. Summary of Fees and Expenses

   a. "Sub-Placement Agent" and "Placement Agent" are styled as defined terms in this section. Please define these terms prior to first use in the prospectus.

   b. Please provide a completed fee table in response to this comment letter.

   c. Please confirm that the expense examples will include the maximum repurchase fee included in the fee table.

   d. Please add text to the expense example explaining whether the management fee waiver referenced in footnote six is included in the expense examples and, if so, the time periods for which the waiver is included.

6. Investment Program (p. 15)

   a. Given the Fund's name, please include an 80% investment policy as part of the Fund's investment strategies, in accord with Rule 35d-1 under the Investment Company Act.

   b. Fundamental Policies. The discussion of the Fund's fundamental investment policies that cannot be changed without a shareholder vote are limited to the statement of additional information. Please add a discussion of such policies to the prospectus in
 Richard Horowitz, Esq.
Dechert LLP
November 6, 2019
Page 4 of 6


      accord with item 8.2.c. of Form N-2, including any fundamental policy related to share repurchase or tender offers.

7. Types of Investment Structures

      (p. 21) Secondary Investment Funds. Given that the Fund may purchase private market funds at discounts to NAV, please confirm in your responses that the Fund will follow
      ASC 820 guidance on "NAV as practical expedient" related to selling shares at other than
      NAV.

8. Portfolio Allocation

      (p. 24) The Fund states that private markets allocation will consist of both funded and unfunded commitments; however, there is no further discussion in the prospectus about unfunded commitments. Please add disclosure explaining how unfunded commitments factor into the Fund's investment strategies. Further, add risk disclosure to the relevant section of the prospectus detailing the risks of unfunded commitments.

9. Types of Investments and Related Risks

   a. (p. 32) The Fund discusses non-U.S., currency, and emerging markets risks in this section. If appropriate, please add strategy disclosure corresponding to these risks in the
      Investment Program section beginning on page 15 or alternatively, consider if the risk applies to the Fund.

   b. Please clarify in the prospectus whether the Fund will be incurring debt to finance share repurchases.

   a. Please expand the discussion of Repurchase Offers Risk to include the potential tax consequences of share repurchases and related portfolio security sales to investors and to the Fund. Please also discuss the effect that share repurchase offers and related financings might have on expense ratios and on portfolio turnover. See Guidelines to Form N-2,
      Guide 10.

   b. Please provide risk disclosure on how the transition from the London Interbank Offered
      Rate ("LIBOR") could affect the Fund's investments. For example, will the Fund invest in instruments that pay interest at floating rates based on LIBOR that do not include "fall back provisions" that address how interest rates will be determined if LIBOR is no longer published? If so, how will the transition from LIBOR affect the liquidity and the value of those investments? Based on your response, we may have additional comments.
 Richard Horowitz, Esq.
Dechert LLP
November 6, 2019
Page 5 of 6


10. SAI Contents

       Please provide the disclosure prescribed by Item 13 of Form N-2.




       We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Responses to these comments should be made in a letter addressed to me and filed through the EDGAR system and in pre-effective amendments to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

        Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.
 Richard Horowitz, Esq.
Dechert LLP
November 6, 2019
Page 6 of 6



       If you have any questions, please call me at (202) 551-6929. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at zapataa@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code
20549-8629.

                                                    Sincerely,

                                                    /s/

                                                    Alberto H. Zapata
                                                    Senior Counsel
                                                    Disclosure Review and
Accounting Office




cc:    William Kotapish, Assistant Director
       Sumeera Younis, Branch Chief